Exhibit (a)(1)(B)

FROM:     Wendy Nieto
SUBJECT:     Intraware, Inc. Stock Option/Restricted Stock Unit Exchange Program
DATE:     March 12, 2007

Today, I am happy to announce that we are offering you the opportunity to participate in a Stock Option/Restricted Stock Unit Exchange Program. Equity awards are a valuable motivation and retention tool that help to align the interests of our employees, service providers and stockholders. Many of the currently outstanding stock options held by our service providers (including our employees, consultants and officers) are "underwater," which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, our board of directors has approved a Stock Option/Restricted Stock Unit Exchange Program, which is structured to help assure that service providers (other than the non-employee members of our board of directors) receive appropriate incentives to continue growing our business and meeting our objectives.

As discussed in more detail below, this program will allow you to exchange certain stock options for restricted stock units. These restricted stock units will be granted on the same day that the exchanged stock options are cancelled, which is currently expected to be April 9, 2007.

I apologize in advance that the materials included with this letter describing the program may seem voluminous, but it is very important that you read and understand them. The various summaries in this letter and in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the "Offer to Exchange") are a good way to get started. In addition, below is a summary of some aspects of the Stock Option/Restricted Stock Unit Exchange Program that should help familiarize you with its principal terms. I believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand, and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

Eligible Employees: You are eligible to participate in the Stock Option/Restricted Stock Unit Exchange Program if you are an employee (including an officer) or a consultant of Intraware and you remain an employee or consultant to us or a successor entity through the date on which the exchanged options are cancelled; provided, however, that we will not accept any options tendered by employees or consultants who have been notified that their service to Intraware will be terminated. In order to receive a grant of restricted stock units, you must remain an employee or consultant through the restricted stock unit grant date, and in order to vest in your restricted stock units, you must remain a service provider on each relevant vesting date.

Eligible Options: Outstanding, unvested options with an exercise price per share greater than or equal to $5.00 granted to you under the 1996 Stock Option Plan (the "1996 Plan") are eligible to be exchanged. In order to be eligible, options must be unvested and outstanding as of immediately prior to their cancellation under this offer. If you participate in this offer, you must exchange all of your eligible options. In other words, if you choose to participate in the exchange program, you will need to exchange all of your options that are priced at or above $5.00.

Exchange Ratio: The number of restricted stock units that you will be granted will be determined by the exercise price of the stock options you are exchanging, as follows:

Per Share Exercise Price of Eligible Option	Restricted Stock Units for Exchanged Options
$5.00 - $7.99	One (1) restricted stock unit for every two (2) exchanged options.
$8.00 - $12.99	One (1) restricted stock unit for every three (3) exchanged options.
$13.00 and higher	One (1) restricted stock unit for every four (4) exchanged options.

For purposes of this offer, including the exchange ratios, the term "option" generally refers to an option to purchase one (1) share of our common stock. For purposes of applying the exchange ratios, fractional restricted stock units will be rounded up to the nearest whole restricted stock unit on a grant by grant basis.

The vesting schedule of the restricted stock units will be as follows, subject to your continuing to be an employee or other service provider through each relevant vesting date:

  None of the restricted stock units will be vested on the restricted stock unit grant date (expected to be April 9, 2007).

  1/3rd of the restricted stock units will vest on the one (1) year anniversary of the restricted stock unit grant date.

  Thereafter, 1/12th of the restricted stock units will vest every three (3) months following the one (1) year anniversary of the restricted stock unit grant date, so that all of the restricted stock units will be vested three (3) years from the restricted stock unit grant date.

Vesting is conditioned upon your continued service to Intraware through each applicable vesting date and fractional restricted stock units will be rounded down.

Exercise Price of the Restricted Stock Units: The purchase price of each restricted stock unit will be the par value of our common stock which is equal to one tenth of one cent ($0.001). If the restricted stock units are paid out to you, the par value will be deemed to have been paid by your past services to Intraware. As a result, you do not have to make any cash payment to Intraware to receive your restricted stock units.

SEC regulations require that we have an offer period that gives you at least twenty (20) United States business days to decide whether to participate in the Stock Option/Restricted Stock Exchange Program. At the end of the twenty business day period, we will close the offer period and the exchanged options that are accepted for inclusion in the Stock Option/Restricted Stock Unit Exchange Program will be cancelled and restricted stock units will be granted. We expect the offer period to close, the exchanged options to be cancelled, and the restricted stock units to be granted on April 9, 2007. Please note that the date may change if we choose to extend the offer period.

The Stock Option/Restricted Stock Unit Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related election form and withdrawal form, which are available in our SEC filing which can be accessed on the SEC's web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option/Restricted Stock Unit Exchange Program and have included some frequently asked questions as part of the Offer to Exchange, which is attached to this letter as a separate document and which you may view or download from the web site identified above.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating.

If you are not interested in participating, then no action is required on your part. If you choose not to participate, you will retain your current options with no change in their terms and conditions.

If you participate in this offer, you must deliver the completed election form by facsimile, e-mail, portable document format (PDF) or by hand delivery before 5:00 p.m., Pacific Time, on April 9, 2007 to:

Melinda Ericks
mericks@intraware.com
Fax: (925) 253-4518

Only responses that are complete, signed and actually received by Melinda by the deadline will be accepted. If Melinda has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options. The election form and the withdrawal forms are included in the Offer to Exchange, which is available at the SEC's web site at http://www.sec.gov.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. If you have questions, please direct them to Paul Warenski, our Senior Vice President and General Counsel, at:

Intraware, Inc. 25 Orinda Way Orinda, CA 94563 (925) 253-4515